CUSIP No. 971375126

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

WillScot Corporation

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

971375126

(CUSIP Number)

William R. Burke

Kirkland & Ellis International LLP

30 St Mary Axe

London, EC3A 8AF

+44 20 7469 2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 27, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A
1	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Sapphire Holding S.à r.l.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power Not applicable

	8	Shared Voting Power 59,503,159 shares of Class A Common Stock (1) (2)

	9	Sole Dispositive Power Not applicable

	10	Shared Dispositive Power 59,503,159 shares of Class A Common Stock (1) (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 59,503,159 shares of Class A Common Stock (1) (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 53.7% (2)

14	Type of Reporting Person CO

Notes:

(1) 43,268,901 of the 59,503,159 shares of the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of WillScot Corporation (the “Issuer”) reported on this Schedule 13D/A were acquired, and are held, by Sapphire Holding S.à r.l. (“Sapphire Holding”) following the consummation of that certain business combination and other transactions on November 29, 2017 as further described in Item 4 of the Original Filing (as defined below) and Item 5 hereof. 8,024,419 shares of the 59,503,159 shares of Class A Common Stock reported on this Schedule 13D/A represent the corresponding number of shares of Williams Scotsman Holdings Corp.’s common stock, par value $0.0001 per share (the “WSHC Shares”), held by Sapphire Holding which are exchangeable for a number of newly-issued shares of Class A Common Stock as determined by an exchange ratio to be agreed to, as further discussed in Item 4 of the Original Filing and Items 5 and 6 hereof. 7,380 of the 59,503,159 shares of the Class A Common Stock reported on this Schedule 13D/A represent those shares of restricted stock granted to Stephen Robertson and Gary Lindsay on March 20, 2018 pursuant to the WillScot Corporation 2017 Incentive Award Plan and Restricted Stock Award Agreement between the Issuer and each of Mr. Robertson and Mr. Lindsay dated as of March 20, 2018. 11,834 of the 59,503,159 shares of the Class A Common Stock reported on this Schedule 13D/A represent those shares of restricted stock granted to Stephen Robertson and Gary Lindsay on August 28, 2018 pursuant to the WillScot Corporation 2017 Incentive Award Plan and Restricted Stock Award Agreement between the Issuer and each of Mr. Robertson and Mr. Lindsay dated as of August 28, 2018. These shares comprise part of the Issuer’s annual compensation program for non-executive directors and, subject to the terms and conditions of such plan and award agreement, the restrictions on these shares lapse in full one year from the grant date. Immediately following the grant of the restricted stock, Mr. Robertson and Mr. Lindsay transferred the restricted stock to Sapphire Holding. 5,765,625 of the 59,503,159 shares of the Class A Common Stock reported on this Schedule 13D/A represent those shares of Class A Common Stock that were released from escrow to Sapphire Holding pursuant to the terms of a previously disclosed earnout agreement (the “Earnout Agreement”) that was entered into by and among the Issuer, Sapphire Holding, Double Eagle Acquisition LLC and Harry E. Sloan on November 29, 2017 in connection with the consummation of that certain business combination and other transactions. Pursuant to the terms of the Earnout Agreement, a release of 3,106,250 shares of Class A Common Stock from escrow was triggered on January 19, 2018 by the closing price of the shares of Class A Common Stock on the Nasdaq Stock Market exceeding $12.50 per share for 20 out of 30 consecutive trading days. Pursuant to the terms of the Earnout Agreement, a release of an additional 2,659,375 shares of Class A Common Stock from escrow was triggered on August 1, 2018 by the closing price of the shares of Class A Common Stock on the Nasdaq Stock Market exceeding $15.00 per share for 20 out of 30 consecutive trading days. 2,425,000 of the 59,503,159 shares of the Class A Common Stock reported on this Schedule 13D/A represent the 4,850,000 warrants exchangeable for one-half share each of Class A Common Stock that were released from escrow to Sapphire Holding pursuant to the terms the Earnout Agreement following the completion of a Qualifying Acquisition (as defined in the Earnout Agreement) on August 15, 2018.

(2) This figure assumes the exchange of the WSHC Shares into a corresponding number of shares of Class A Common Stock (as discussed in Item 4 and Schedule B of the Original Filing and Items 5 and 6 hereof) and an exercise of the 4,850,000 warrants for the underlying 2,425,000 shares of Class A Common Stock, representing approximately 53.7% of the outstanding shares of Class A Common Stock, on an as-exchanged basis.

SCHEDULE 13D/A
1	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) TDR Capital II Holdings L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power Not applicable

	8	Shared Voting Power 59,503,159 shares of Class A Common Stock (1) (2)

	9	Sole Dispositive Power Not applicable

	10	Shared Dispositive Power 59,503,159 shares of Class A Common Stock (1) (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 59,503,159 shares of Class A Common Stock (1) (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 53.7% (2)

14	Type of Reporting Person PN

Notes:

(1) As sole shareholder of Sapphire Holding, TDR Capital II Holdings L.P. may be deemed the beneficial owner of such shares of Class A Common Stock of the Issuer held by Sapphire Holding.

(2) This figure assumes the exchange of the WSHC Shares into a corresponding number of shares of Class A Common Stock (as discussed in Item 4 and Schedule B of the Original Filing) and an exercise of the 4,850,000 warrants for the underlying 2,425,000 shares of Class A Common Stock, representing approximately 53.7% of the outstanding shares of Class A Common Stock, on an as-exchanged basis.

SCHEDULE 13D/A
1	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) TDR Capital LLP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power Not applicable

	8	Shared Voting Power 59,503,159 shares of Class A Common Stock (1) (2)

	9	Sole Dispositive Power Not applicable

	10	Shared Dispositive Power 59,503,159 shares of Class A Common Stock (1) (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 59,503,159 shares of Class A Common Stock (1) (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 53.7% (2)

14	Type of Reporting Person PN

Notes:

(1) As manager of TDR Capital II Holdings L.P., TDR Capital LLP may be deemed the beneficial owner of such shares of Class A Common Stock held by Sapphire Holding.

(2) This figure assumes the exchange of the WSHC Shares into a corresponding number of shares of Class A Common Stock (as discussed in Item 4 and Schedule B of the Original Filing) and an exercise of the 4,850,000 warrants for the underlying 2,425,000 shares of Class A Common Stock, representing approximately 53.7% of the outstanding shares of Class A Common Stock, on an as-exchanged basis.

SCHEDULE 13D/A
1	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Stephen Robertson

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power Not applicable

	8	Shared Voting Power 59,503,159 shares of Class A Common Stock (1) (2)

	9	Sole Dispositive Power Not applicable

	10	Shared Dispositive Power 59,503,159 shares of Class A Common Stock (1) (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 59,503,159 shares of Class A Common Stock (1) (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 53.7% (2)

14	Type of Reporting Person IN

Notes:

(1) As a founding partner of TDR Capital LLP, Stephen Robertson may be deemed the beneficial owner of such shares of Class A Common Stock held by Sapphire Holding.

(2) This figure assumes the exchange of the WSHC Shares into a corresponding number of shares of Class A Common Stock (as discussed in Item 4 and Schedule B of the Original Filing) and an exercise of the 4,850,000 warrants for the underlying 2,425,000 shares of Class A Common Stock, representing approximately 53.7% of the outstanding shares of Class A Common Stock, on an as-exchanged basis.

SCHEDULE 13D/A
1	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Manjit Dale

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power Not applicable

	8	Shared Voting Power 59,503,159 shares of Class A Common Stock (1) (2)

	9	Sole Dispositive Power Not applicable

	10	Shared Dispositive Power 59,503,159 shares of Class A Common Stock (1) (2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 59,503,159 shares of Class A Common Stock (1) (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 53.7% (2)

14	Type of Reporting Person IN

Notes:

(1) As a founding partner of TDR Capital LLP, Manjit Dale may be deemed the beneficial owner of such shares of Class A Common Stock held by Sapphire Holding.

(2) This figure assumes the exchange of the WSHC Shares into a corresponding number of shares of Class A Common Stock (as discussed in Item 4 and Schedule B of the Original Filing) and an exercise of the 4,850,000 warrants for the underlying 2,425,000 shares of Class A Common Stock, representing approximately 53.7% of the outstanding shares of Class A Common Stock, on an as-exchanged basis.

This filing amends the Schedule 13D filed on December 11, 2017 (as amended by that certain Amendment Number 1 thereto filed on January 23, 2018 and as further amended by Amendment Number 2 thereto filed on August 23, 2018, the “Original Filing”) regarding the Class A Common Stock. This Amendment Number 3 is being filed to reflect the entry by Sapphire Holding into the Loan Agreement (as defined below) and the related pledge of Class A Common Stock thereunder, in each case as more fully described below. Except as amended herein, the Original Filing is unchanged. References should be made to the Original Filing for additional information.

Item 1. Security and Issuer.

No material changes.

Item 2. Identity and Background.

No material changes.

Item 3. Source and Amount of Funds or Other Consideration.

No material changes.

Item 4. Purpose of Transaction.

The information set forth in Item 6 of this Schedule 13D/A is incorporated by reference in its entirety into this Item 4.

Item 5. Interest in Securities of the Issuer.

Item 5 “Interest in Securities of the Issuer” of this Schedule 13D/A is hereby amended and restated as follows:

The information set forth in or incorporated by reference in Items 2 and 4 of the Original Filing, Item 6 hereof  and on the cover pages of this Schedule 13D/A is incorporated by reference in its entirety into this Item 5.

(a), (b) and (c)

On November 29, 2017, in connection with the closing of the Business Combination, the Issuer and Sapphire Holding entered into the Subscription Agreement pursuant to which Sapphire Holding purchased 43,568,901 shares of Class A Common Stock, as further described in Item 3 above.

In connection with the Issuer’s consummation of the Business Combination and other transactions on November 29, 2017, the Sellers received, as partial consideration for the sale of WSII to the Issuer, the WSHC Shares. Concurrently with the closing of the Business Combination, the Sellers, the Issuer and the Holdco Acquiror entered into the Exchange Agreement that provides the Sellers or certain permitted transferees, including Sapphire Holding, the right, but not the obligation, at any time within five years of November 29, 2017 to exchange all, but not less than all of the WSHC Shares for newly-issued shares of Class A Common Stock. The number of shares of Class A Common Stock to be received upon such exchange of the WSHC Shares will be determined based on an exchange ratio to be agreed to, taking into account the average trading price of Class A Common Stock over a 20 day trading period on Nasdaq, or another applicable national securities exchange, and the aggregate ownership percentage of the party seeking to make the exchange of the issued and outstanding Holdco Acquiror Common Stock at the time of the exchange, as adjusted to take into account any election by such party to exercise certain pre-emptive rights or the dilutive effect of certain other issuances of Holdco Acquiror Common Stock which do not trigger such pre-emptive rights.

As a result of the transfer of the WSHC Shares from Algeco Global to Sapphire Holding on December 6, 2017, Sapphire Holding has the right, but not the obligation, pursuant to the Exchange Agreement, to exchange the WSHC Shares for shares of Class A Common Stock, in accordance with the terms of the Exchange Agreement.

The total number of shares of Class A Common Stock of the Issuer beneficially owned by any of the Reporting Persons and reported on this Schedule 13D/A assumes the exchange of the WSHC Shares for a corresponding number of shares of Class A Common Stock at an exchange ratio of 1:1.

Sapphire Holding holds approximately 53.7% of the Class A Common Stock, based on the shares of Class A Common Stock outstanding, giving effect to the exchange of the WSHC Shares into a corresponding number of shares of Class A Common Stock (as discussed in Item 4 and Schedule B of the Original Filing).

TDR Capital II, as the sole shareholder of Sapphire Holding, has the power to vote and dispose of securities held by Sapphire Holding and may therefore be deemed to beneficially own 59,503,159 shares of Class A Common Stock held by Sapphire Holding, representing approximately 53.7% of the total outstanding Class A Common Stock.

TDR Capital, as the manager of TDR Capital II, has the power to vote and dispose of securities held by TDR Capital II. TDR Capital may be deemed to control TDR Capital II and have shared voting and dispositive power over the shares of Class A Common Stock that TDR Capital II may be deemed to beneficially own, namely the 59,503,159 shares of Class A Common Stock, representing approximately 53.7% of the total number of outstanding shares of Class A Common Stock. Messrs. Stephen Robertson and Manjit Dale, as the founding partners of TDR Capital, effectively have the power (acting jointly and not in concert) to vote and dispose of securities held by TDR Capital, and may therefore have shared voting and dispositive power over the shares of Class A Common Stock that TDR Capital may be deemed to beneficially own by virtue of its role as manager of TDR Capital II, namely 59,503,159 shares of Class A Common Stock, representing approximately 53.7% of the total number of outstanding shares of Class A Common Stock.

Except as otherwise disclosed in this Schedule 13D/A, none of the Reporting Persons, or to the knowledge of the Reporting Persons, none of the persons listed on Schedule A of the Original Filing, has equity or other ownership interests in the Issuer.

None of the Reporting Persons, or to the knowledge of the Reporting Persons, none of the persons listed on Schedule A of the Original Filing, has engaged in any transaction during the past 60 days in any shares of Class A Common Stock, except as otherwise described in this Schedule 13D/A.

(d)

To the knowledge of the Reporting Persons, no person, other than the stockholders as set forth on Schedule B of the Original Filing, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer deemed to be beneficially owned by the Reporting Persons.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 “Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer” of this Schedule 13D/A is hereby amended and restated as follows:

The information set forth or incorporated by reference in Item 4 of the Original Filing, Item 5 of this Schedule 13D/A and Exhibits 1, 2, 3 and 4 of the Original Filing, is incorporated by reference in its entirety into this Item 6.

Equity Commitment Letter

In order to finance a portion of the cash consideration for the Business Combination and the costs and expenses incurred therewith, Double Eagle entered into an equity commitment letter (the “Equity Commitment Letter”) with TDR Capital II and certain of its affiliates, co-investors or syndicates (collectively, “TDR”), pursuant to which TDR committed to invest up to $500 million in the Issuer through the purchase of shares of the Issuer’s Class A Common Stock at the closing of the Business Combination and, to the extent less than $500 million was invested at closing, to make a future investment in an amount not to exceed the total commitment of $500 million to fund certain qualifying acquisitions, in each case, at a price per share for the Class A Common Stock of $9.60 at closing and $10.00 thereafter. TDR invested $418.3 million pursuant to the Subscription Agreement (as defined below) at the closing of the Business Combination and, as a result, $81.7 million remains available under the Equity Commitment Letter.

Subscription Agreement

In connection with the Subscription Agreement as further described in the Original Filing, each of the Issuer and Sapphire Holding made customary representations. Sapphire Holding also agreed that, except for limited exceptions or with the Issuer’s written consent, it will not transfer any shares acquired pursuant to the Subscription Agreement and beneficially owned by it until the expiration of the six-month period commencing on November 29, 2017.

The shares of the Issuer’s Class A Common Stock issued pursuant to the Subscription Agreement are “restricted securities” under applicable federal securities laws. The shares issued pursuant to the Subscription Agreement are subject to the Registration Rights Agreement (as defined below) which provides for certain demand, shelf and piggyback registration rights.

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Subscription Agreement, which is attached to the Original Filing as Exhibit 1 and is incorporated herein by reference.

Registration Rights Agreement

On November 29, 2017, in connection with the closing of the Business Combination, the Issuer, Sapphire Holding, A/S Holdings, and certain other parties named therein, entered into an amended and restated registration rights agreement (the “Registration Rights Agreement”), that amends and restates that certain registration rights agreement, dated September 10, 2015 by and among Double Eagle and certain of its initial investors and provides such initial investors, Sapphire Holding and A/S Holdings with certain demand, shelf and piggyback registration rights covering all shares of Class A Common Stock owned by each holder, until such shares cease to be Registrable Securities (as defined in the Registration Rights Agreement). The Registration Rights Agreement provides each of Sapphire Holding, A/S Holdings and certain of the initial investors (the “Initiating Holders”), the right to request an unlimited number of demands, at any time following the Closing Date (as defined therein) and customary shelf registration rights, subject to certain conditions. In addition, the Registration Rights Agreement grants each of Sapphire Holding, A/S Holdings and the Initiating Holders, piggyback registration rights with respect to registration statements filed subsequent to the Closing Date. The Issuer is responsible for all Registration Expenses (as defined in the Registration Rights Agreement) in connection with any demand, shelf or piggyback registration by any of Sapphire Holding, A/S Holdings or the Initiating Holders. The registration rights under the Registration Rights Agreement are subject to customary lock-up provisions.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Registration Rights Agreement, which is attached to the Original Filing as Exhibit 2 and is incorporated herein by reference.

Shareholders Agreement

On November 29, 2017, in connection with the closing of the Business Combination, the Sellers, the Issuer and the Holdco Acquiror entered into the Shareholders Agreement (as defined in the Original Filing) in respect of the ownership interests in the Holdco Acquiror. The Shareholders Agreement contains pre-emptive rights to permit the Sellers to avoid dilution and maintain their aggregate percentage ownership of the Holdco Acquiror on a fully diluted basis upon any future issuance of any additional shares of the Holdco Acquiror or the Issuer for cash. Any future issuances that are not for cash and not offered to other existing shareholders of the Holdco Acquiror on a pre-emptive basis or otherwise (i.e. derivatives issued by the Issuer, shares issued to a vendor on completion of an acquisition or the issuance of Class B common stock of the Issuer to the Sellers or a TDR Permitted Transferee(s), as defined below, as the case may be) would not trigger such pre-emptive rights. The Shareholders Agreement also contains customary tag along and drag along provisions and protective provisions for the Sellers, such that so long as the Sellers or a TDR Permitted Transferee(s), as the case may be, own any shares of the Holdco Acquiror Common Stock, the Holdco Acquiror will not, without the affirmative vote or unanimous written consent of all of the Sellers or TDR Permitted Transferee(s), as the case may be, amend its certificate of incorporation or bylaws or otherwise vary or amend the rights attaching to the Holdco Acquiror Common Stock, in each case in a manner that would have a materially disproportionate effect on the Sellers as minority shareholders as compared to the other shareholders of the Holdco Acquiror.

The Shareholders Agreement provides that during the one year period following November 29, 2017, the Sellers may not transfer the WSHC Shares except to certain permitted transferees, including a TDR Permitted Transferee(s) (as defined below). Immediately following the closing of the Business Combination, Algeco Holdings transferred its portion of WSHC Shares to Algeco Global. As noted under the heading “Exchange Agreement” below, the Issuer has a right of first refusal to purchase WSHC Shares held by the Sellers or a TDR Permitted Transferee(s), as the case may be, except in the case of transfers to TDR Permitted Transferees or exchanges pursuant to the Exchange Agreement. The Sellers or TDR Permitted Transferee(s), as the case may be, will be entitled to vote that number of shares of WSHC Shares held thereby in all matters submitted for a vote to the holders of Holdco Acquiror Common Stock, voting together as a single class with holders of Holdco Acquiror Common Stock. The Shareholders Agreement also contains transfer restrictions regarding the shares of Class B common stock of the Issuer.

The foregoing description of the Shareholders Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Shareholders Agreement, which is attached to the Original Filing as Exhibit 3 and is incorporated herein by reference.

In connection with the acquisition of the WSHC Shares by Sapphire Holding on December 6, 2017, Sapphire Holding entered into a joinder agreement to the Shareholders Agreement.

Exchange Agreement

On November 29, 2017, in connection with the closing of the Business Combination, the Sellers, the Issuer and the Holdco Acquiror entered into the Exchange Agreement (as defined in the Original Filing) in respect of the Stock Consideration. Subject at all times to the pre-emptive rights granted to the Sellers or a TDR Permitted Transferee (as defined below), as the case may be, in the Shareholders Agreement described above, the Exchange Agreement provides that, among other things, the Holdco Acquiror Common Stock may be subject to downward adjustment by the issuance of additional shares of Holdco Acquiror Common Stock to the Issuer for: (1) subsequent issuances of Class A Common Stock, or any securities convertible or exchangeable into Class A Common Stock, after November 29, 2017, including to Sapphire Holding (excluding (i) the release from escrow of any shares of Class A Common Stock, warrants of the Issuer held by Double Eagle Acquisition LLC and Harry E. Sloan (together, the “Founders”) and restricted under the Earnout Agreement and any shares of Class A Common Stock issued upon exercise of such warrants and (ii) any issued and outstanding public warrants or shares of Class A Common Stock issued upon exercise of such existing public warrants) and (2) subsequent issuances of Holdco Acquiror Common Stock to the Issuer in exchange for additional capital contributions by the Issuer to the Holdco Acquiror.

The Exchange Agreement provides that at any time within five years from November 29, 2017, Sapphire Holding has the right, but not the obligation, to exchange all, but not less than all, of the WSHC Shares into newly issued shares of Class A Common Stock in a private placement transaction. The WSHC Shares will be exchangeable for that number of shares of Class A Common Stock as determined by an exchange ratio to be agreed to, taking into account the average trading price of Class A Common Stock over a 20 day trading period on Nasdaq, or the applicable national securities exchange, and the aggregate ownership percentage of Sapphire Holding of the issued and outstanding Holdco Acquiror Common Stock at the time of the exchange, as adjusted to take into account any election by Sapphire Holding to exercise certain pre-emptive rights or the dilutive effect of certain other issuances of Holdco Acquiror Common Stock which do not trigger such pre-emptive rights. Upon such exchange, the Issuer will automatically redeem for no consideration all of the shares of the Issuer’s Class B common stock held Sapphire Holding.

The Exchange Agreement further provides that during the one year period following November 29, 2017, the Sellers may only transfer the WSHC Shares to a permitted transferee, which includes TDR Capital or one of its affiliates; provided that, as a condition to such transfer, such transferee (each a “TDR Permitted Transferee”) executes a joinder to each of the Exchange Agreement and the Shareholders Agreement. The Issuer has a right of first refusal to purchase the WSHC Shares held by the Sellers or a TDR Permitted Transferee as the case may be, prior to any sale, transfer or other assignment of such shares to any person other than a TDR Permitted Transferee(s) and excluding the exchange rights described above.

The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Exchange Agreement, which is attached to the Original Filing as Exhibit 4 and is incorporated herein by reference.

Earnout Agreement

On November 29, 2017, in connection with the closing of the Business Combination, the Founders (as defined in the Original Filing) and Sapphire Holding entered into the Earnout Agreement, pursuant to which the 12,425,000 shares of the Class A Common Stock held by the Founders were placed in escrow and the 19,500,000 warrants to purchase shares of the Class A Common Stock owned by certain Founders were deemed restricted, in each case to be released upon the occurrence of certain triggering events in the amounts and to the parties set forth below.

If, at any time during the period of three years following the Closing Date, the closing price of the Class A Common Stock (i) exceeds $12.50 per share for 20 out of any 30 consecutive trading days, then 6,212,500 shares will be released from escrow and distributed as follows: (a) if $350 million or more is available in the Double Eagle trust account on the Closing Date, 4,170,833 shares will be released to the Founders and 2,041,667 shares will be released to Sapphire Holding and (b) if less than $350 million is available in the Double Eagle trust account on the Closing Date, 3,106,250 shares will be released to the Founders and 3,106,250 shares will be released to Sapphire Holding; and (ii) exceeds $15.00 per share for 20 out of any 30 consecutive trading days, an additional 6,212,500 shares will be released from escrow and distributed as follows: (a) if $350 million or more is available in the Double Eagle trust account on the Closing Date, then 4,170,833 shares will be released to the Founders and 2,041,667 shares will be released to Sapphire Holding; and (b) if less than $350 million is available in the Double Eagle trust account on the Closing Date, then 3,106,250 shares will be released to the Founders and 3,106,250 shares will be released to Sapphire Holding. On the Closing Date, there was less than $350 million available in the Double Eagle trust account.

If within 12 months after the Closing Date, the Issuer completes a material definitive agreement in respect of a Qualifying Acquisition (as defined in the Earnout Agreement) and the escrow account has not yet been reduced by the occurrence of the events in the preceding paragraph, then 4,000,000 shares will be released from escrow and distributed to the Founders upon the closing of such Qualifying Acquisition and the releases contemplated by the preceding paragraph will no longer apply and different release triggers as set forth in the Earnout Agreement will apply. Such released shares will, however, continue to be subject to the trading restrictions contained in the insider letters executed by the Founders in connection with Double Eagle’s initial public offering.

Each of the triggering events set forth in the Earnout Agreement will be independent events and in the event a triggering event occurs prior to the occurrence of a Qualifying Acquisition, the number of shares to be released upon such Qualifying Acquisition will be reduced on a pro rata basis.

Upon the expiration of the three year earnout period, any Founders’ shares remaining in escrow that were not released in accordance with the Earnout Agreement will be transferred to the Issuer for cancellation. The Founder’s warrants subject to the Earnout Agreement shall be deemed restricted for a period of 12-months from the Closing Date (or such later date as Sapphire Holding agrees to in connection with the equity commitment letter). During this period, in the event that the Issuer consummates a Qualifying Acquisition, such warrants will be treated as follows: (i) if $350 million or more is available in the Double Eagle trust account on the Closing Date, the warrants will be released to the Founders free of all restrictions; and (ii) if less than $350 million is available in the Double Eagle trust account on the Closing Date, one third (1/3) of the warrants will be transferred to Sapphire Holding and the Founders will retain ownership of the remaining two thirds (2/3) of the warrants.

The foregoing description of the Earnout Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Earnout Agreement.

Escrow Agreement

On November 29, 2017, pursuant to the terms and conditions of the Earnout Agreement described above, the Company, the Founders, the TDR Investor and Continental Stock Transfer & Trust Company, as escrow agent, entered into an escrow agreement (the “Escrow Agreement”) that provides for, among other things, restricting the escrow shares in an escrow account until such time as the escrow shares are to be released by the escrow agent to the Founders and/or the TDR Investor, as the case may be, upon the occurrence of the triggering events set forth in the Earnout Agreement. All voting rights and other shareholder rights with respect to the escrow shares shall be suspended until such shares are released from the escrow account.

The foregoing description of the Escrow Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Escrow Agreement.

Loan Agreement and Stock Pledge

On August 22, 2018, Sapphire Holding entered into a margin loan agreement with Barclays Bank PLC, as Administrative Agent and Calculation Agent, and the lenders party thereto from time to time (the “Loan Agreement”) providing for borrowings of up to $125.0 million. On August 27, 2018, in connection with funding under the Loan Agreement, Sapphire Holding executed a Pledge and Security Agreement (the “Security Agreement”) pursuant to which it initially pledged 46,375,151 shares of Class A Common Stock to secure repayment of amounts outstanding under the Loan Agreement. Pursuant to the Security Agreement, Sapphire Holding also entered into a Collateral Account Control Agreement with each lender under the Loan Agreement.

Borrowings under the Loan Agreement mature on August 27, 2020. The Loan Agreement contains various affirmative and negative covenants and events of default that are customary for margin loan agreements of this type. In the event of a default under the Loan Agreement, each lender may exercise certain remedies, including the right to sell or otherwise dispose of the shares of Class A Common Stock pledged under the Security Agreement. All voting rights with respect to the Pledged Shares will remain with Sapphire Holding unless an event of default under the Loan Agreement has occurred and is continuing.

Except as set forth in this Schedule 13D/A, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and Schedule A of the Original Filing and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated: August 30, 2018

SAPPHIRE HOLDING S.A R.L.

By:
/s/ Jan Willem Overheul
Jan Willem Overheul as Attorney-in-Fact

TDR CAPITAL II HOLDINGS L.P.

By:
/s/ Blair Thompson
Blair Thompson, for and on behalf of TDR Capital LLP, as manager of TDR Capital II Holdings L.P.

TDR CAPITAL LLP

By:
/s/ Blair Thompson
Blair Thompson, Partner

STEPHEN ROBERTSON

By:
/s/ Stephen Robertson

MANJIT DALE

By:
/s/ Manjit Dale